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                             November 23, 2021

       Doug Logigian
       Chief Executive Officer
       KL Acquisition Corp
       111 West 33rd Street
       Suite 1910
       New York , NY 10120

                                                        Re: KL Acquisition Corp
                                                            Form 8-K filed
November 22, 2021
                                                            File No. 001-39850

       Dear Mr. Logigian:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed November 22, 2021

       Item 4.02. Non-Reliance on Previously Issued Financial Statements

   1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in
the absence of an audit committee, or authorized officer or officers, discussed with the
registrant   s independent accountant the matters disclosed in the filing pursuant to this Item
4.02(a).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.
 Doug Logigian
KL Acquisition Corp
November 23, 2021
Page 2
                                   Sincerely,
FirstName LastNameDoug Logigian
                                   Division of Corporation Finance
Comapany NameKL Acquisition Corp
                                   Office of Real Estate & Construction
November 23, 2021 Page 2
cc:       Tamar Donikyan
FirstName LastName